

December 17, 2010

Mr. Javier G. Gutiérrez
President and Chief Executive Officer
Ecopetrol, S.A.
Carrera 7 No. 37-69
Bogota, Republic of Colombia

> **Re:** **Ecopetrol, S.A.**
> **Form 20-F**
> **Filed July 15, 2010**
> **Response letter filed September 28, 2010**
> **File No. 1-34175**

Dear Mr. Gutiérrez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F, filed July 15, 2010

General

1.   Please confirm that you will disclose the information provided in your response to comment 5 from our letter dated August 30, 2010 in your next Form 20-F.

2.   We note your response to comment five from our letter dated August 30, 2010. We further note the discussion in your response of the applicable policy limits of your insurance coverage related to you and your subsidiaries' offshore projects. Please provide the relevant deductibles for this insurance coverage.

3.   Similarly, provide the applicable policy limits and deductibles for the insurance coverage discussed in the last paragraph of page eight of your response letter dated September 28, 2010.

Loans to Our Directors and Executive Officers, page 101

4.   We note your response to comment 9 in our letter dated August 30, 2010. Please clarify whether you or any of your subsidiaries have, since you registered your American Depository Shares under Section 12 of the Exchange Act, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer. If so, tell us how you are in compliance with Section 13(k) of the Exchange Act given that it does not appear that you fit within any of the exclusions contained in Section 13(k). In addition, please clarify whether you have materially modified any term of any such extension of credit or renewed any such extension of credit on or after such time. If you have not taken such actions, please tell us whether you expect that you will take such actions in the future.

5.   We note your response to comment ten in our letter dated August 30, 2010. Please confirm that you will provide such information in future filings.

Disclosure Controls and Procedures, page 122

6.   We note your response to comment eleven in our letter dated August 30, 2010. Please confirm that you will clarify your disclosure in future filings.

7.   We note your response to comment 12 from our letter dated August 30, 2010. However, your officers' conclusion that your disclosure controls and procedures were effective as of December 31, 2009 does not appear to be consistent with your disclosure at page 123 that the financial statement adjustments necessitated by the material weakness in your internal control over financial reporting were identified by your auditor and that the control deficiencies could result in a misstatement of the differences existing between Colombian Government Entity GAAP and U.S. GAAP that would not be prevented or detected on a timely basis. Please advise.

Engineering Comments

Information on the Company, page 20

Production Activities in Colombia, page 32

8.   Your response 17 to our August 30, 2010 letter indicates you have disclosed only the "lifting cost" for crude oil on an 8/8ths (gross) basis instead of the production costs you incurred to produce your share of oil and gas production as contemplated in Rule 4-10(a)(20) of Regulation S-X and Item 1204 of Regulation S-K , i.e. pursuant to FASB ASC 932 (formerly FAS 69). As discussed further in the comment below, it appears you have omitted several components from your disclosed production costs. Please amend

your document to disclose also your historical unit production cost for your share of production from consolidated and equity accounted entities as required by Item 1204.

9.   You also state that "…the estimated future production cost from the standardized measure (Ps$24,054/BOE) could not be compared with the average consolidated production cost (Ps$ 40,649 / BOE), but rather with the historical average lifting cost." "Production costs" have a singular meaning in the context of public oil and gas disclosure, i.e. lease operating expense (or lift cost) plus production/ad valorem/severance taxes plus appropriate gathering/transportation costs plus applicable insurance plus producing well overhead per Rule 4-10(a) above. Production costs – whether historical, as in results of operations, or projected, as in the standardized measure – should have the same components in all documents filed with the Commission. Of course, the value of those components will vary. Please amend your disclosure of proved reserves and the standardized measure to incorporate the complete inventory of production cost components.

Reserves, page 39

10.   Response 20 to our August 30, 2010 letter explained the changes to your proved reserves during 2009. Please include them in the future Form 6-K filing referenced in your response 15.

Notes to the Consolidated Financial Statements, page F-12

Reserve Information, page F-113

11.   Please include the information from your response 22 to our August 30, 2010 letter in the future Form 6-K filing referenced in your response 15.

Exhibits 99.1, 99.2, 99.3

12.   We confirm that we have no further comments to the modified third party engineering reports. Please file your amended reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact Ronald Winfrey at (202) 551- 3701 if you have questions regarding engineering comments. Please contact Sean Donahue at (202) 551-3579, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

          Sincerely,

          Roger Schwall
          Assistant Director